SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                      For the Year Ended December 31, 1998
                         Commission File Number: 1-8147


                               MEDIQ Incorporated
             -----------------------------------------------------
             (Exact name of registrant as specified in its charter)


            Delaware                                     51-0219413
-------------------------------                       -------------------
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                        Identification No.)

One MEDIQ Plaza, Pennsauken, New Jersey                     08110
----------------------------------------                 ---------
(Address of principal executive offices)                 (Zip Code)



       Registrant's telephone number, including area code: (609) 662-3200

                          Annual Report for Year Ended
                               December 31, 1998




                   MEDIQ Incorporated Employees' Savings Plan
                   ------------------------------------------
                            (Full Title of the Plan)


                 One MEDIQ Plaza, Pennsauken, New Jersey 08110
                 ---------------------------------------------
                             (Address of the Plan)


        MEDIQ Incorporated, One MEDIQ Plaza, Pennsauken, New Jersey 08110
        -----------------------------------------------------------------
               (Issuer and address of principal executive office)

                          Independent Auditors' Report


To the Trustees of
MEDIQ Incorporated Employees' Savings Plan
Pennsauken, New Jersey

We have audited the accompanying statements of net assets available for benefits of the MEDIQ Incorporated Employees' Savings Plan (the "Plan") as of December 31, 1998 and December 31, 1997, and the related statements of changes in net assets available for benefits for the year ended December 31, 1998, the three months ended December 31, 1997 and the year ended September 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the MEDIQ Incorporated Employees' Savings Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, the three months ended December 31, 1997 and the year ended September 30, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose true historical cost information for three of the Plan's fund options. The cost basis for these three funds were restated on January 1, 1997 based on market value at that date, when the respective funds were transferred to participants individual accounts. Disclosure of historical cost information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
May 28, 1999

                   MEDIQ INCORPORATED EMPLOYEES' SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1998



                                                                      SUPPLEMENTAL INFORMATION BY FUND
                                     -------------------------------------------------------------------------------------------

                                      SAVINGS       EQUITY       BALANCED    FIXED INCOME     INDEX     INTERNATIONAL    STOCK
                                        FUND         FUND          FUND          FUND          FUND          FUND         FUND
                                     ----------   ----------    ----------   ------------   ----------  -------------   --------
ASSETS:
INVESTMENTS - AT FAIR VALUE          $2,835,997   $7,996,425    $4,036,157    $1,028,846    $2,434,067     $289,071     $133,424
EMPLOYEE CONTRIBUTIONS RECEIVABLE         6,174       23,014        10,565         2,057        15,012        2,971
EMPLOYER CONTRIBUTIONS RECEIVABLE         1,527        5,297         2,613           517         2,418          476
LOANS RECEIVABLE
                                     -------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS    $2,843,698   $8,024,736    $4,049,335    $1,031,420    $2,451,497     $292,518     $133,424
                                     ==========   ==========    ==========    ==========    ==========     ========     ========


                           SUPPLEMENTAL INFORMATION BY FUND
                           --------------------------------

                                       LOAN
                                       FUND                            TOTAL
                                     --------                       -----------
ASSETS:
INVESTMENTS - AT FAIR VALUE                                         $18,753,987
EMPLOYEE CONTRIBUTIONS RECEIVABLE                                        59,793
EMPLOYER CONTRIBUTIONS RECEIVABLE                                        12,848
LOANS RECEIVABLE                     $426,893                           426,893
                                     --------                       ----------
NET ASSETS AVAILABLE FOR BENEFITS    $426,893                       $19,253,521
                                     ========                       ===========




                        SEE NOTES TO FINANCIAL STATEMENTS

                   MEDIQ INCORPORATED EMPLOYEES' SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1997



                                                                     SUPPLEMENTAL INFORMATION BY FUND
                                    -----------------------------------------------------------------------------------------------
                                      SAVINGS       EQUITY       BALANCED     FIXED INCOME     INDEX      INTERNATIONAL     STOCK
                                       FUND          FUND          FUND           FUND          FUND          FUND           FUND
                                    ----------    ----------    ----------    ------------    --------    -------------   ---------
ASSETS:
CASH                                                                                                                     $   28,270
INVESTMENTS - AT FAIR VALUE         $1,211,244    $6,288,441    $2,685,203      $325,648      $411,316      $94,548       6,066,073
EMPLOYEE CONTRIBUTIONS RECEIVABLE        4,249        24,270        11,032         1,622         6,451        2,091           4,842
EMPLOYER CONTRIBUTIONS RECEIVABLE                                                                                            11,808
LOANS RECEIVABLE
                                    -----------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS   $1,215,493    $6,312,711    $2,696,235      $327,270      $417,767      $96,639      $6,110,993
                                    ==========    ==========    ==========      ========      ========      =======      ==========


                               SUPPLEMENTAL INFORMATION BY FUND
                               --------------------------------
                                            LOAN
                                            FUND                       TOTAL
                                          --------                  -----------
ASSETS:
CASH                                                                $    28,270
INVESTMENTS - AT FAIR VALUE                                          17,082,473
EMPLOYEE CONTRIBUTIONS RECEIVABLE                                        54,557
EMPLOYER CONTRIBUTIONS RECEIVABLE                                        11,808
LOANS RECEIVABLE                          $359,936                      359,936
                                          ----------              -------------
NET ASSETS AVAILABLE FOR BENEFITS         $359,936                  $17,537,044
                                          ========                  ===========

                        SEE NOTES TO FINANCIAL STATEMENTS

                   MEDIQ INCORPORATED EMPLOYEES' SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 1998

                                                                  SUPPLEMENTAL INFORMATION BY FUND
                                     ---------------------------------------------------------------------------------
                                       SAVINGS        EQUITY     BALANCED     FIXED INCOME     INDEX     INTERNATIONAL
                                        FUND           FUND        FUND           FUND         FUND           FUND
                                     ----------    ----------    ----------    ----------   -----------  -------------
NET ASSETS AVAILABLE FOR BENEFITS,
  January 1, 1998                    $1,215,493    $6,312,711    $2,696,235    $  327,270    $  417,767     $ 96,639

ADDITIONS:

CONTRIBUTIONS:
 EMPLOYEE CONTRIBUTIONS                 130,396       567,996       265,718        38,578       223,043       53,535
 EMPLOYEE ROLLOVER PAYMENTS              63,482       140,348        77,793        28,191       223,629       12,448
 EMPLOYER CONTRIBUTIONS                  21,586        70,571        34,882         6,225        28,613        6,318
 EMPLOYEE LOAN PAYMENTS                  22,889        63,233        39,463         9,549        19,238        3,600
INVESTMENT INCOME                       111,114                                    42,789
NET APPRECIATION/(DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS                        (26,142)      363,612           390       341,364       17,433
MEDIQ COMMON STOCK CONVERSION         1,678,463     3,093,481     1,457,464       197,771       480,969      121,913
INVESTMENT ELECTION TRANSFERS                                                     442,729       827,878       28,735
                                      ------------------------------------------------------------------------------
TOTAL ADDITIONS                       2,027,930     3,909,487     2,238,932       766,222     2,144,734      243,982

DEDUCTIONS:

BENEFIT PAYMENTS                        244,746     1,339,471       698,124        47,825        79,811       43,013
EMPLOYEE LOANS
MEDIQ COMMON STOCK CONVERSION
INVESTMENT ELECTION TRANSFERS           154,979       857,991       187,708        14,247        31,193        5,090
                                     -------------------------------------------------------------------------------
TOTAL DEDUCTIONS                        399,725     2,197,462       885,832        62,072       111,004       48,103
                                     -------------------------------------------------------------------------------
NET ADDITIONS (DEDUCTIONS)            1,628,205     1,712,025     1,353,100       704,150     2,033,730      195,879
                                     -------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1998                  $2,843,698    $8,024,736    $4,049,335    $1,031,420    $2,451,497     $292,518
                                     ==========    ==========    ==========    ==========    ==========     ========


                                       SUPPLEMENTAL INFORMATION
                                               BY FUND
                                       ------------------------
                                        STOCK         LOAN
                                         FUND         FUND                TOTAL
                                      -----------   ---------          ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  January 1, 1998                      $6,110,993    $359,936           $17,537,044

ADDITIONS:

CONTRIBUTIONS:
 EMPLOYEE CONTRIBUTIONS                    66,930                         1,346,196
 EMPLOYEE ROLLOVER PAYMENTS                                                 545,891
 EMPLOYER CONTRIBUTIONS                   124,342                           292,537
 EMPLOYEE LOAN PAYMENTS                     8,195                           166,167
INVESTMENT INCOME                                                           153,903
NET APPRECIATION/(DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS          1,577,255                         2,273,912
MEDIQ COMMON STOCK CONVERSION             383,953                         7,414,014
INVESTMENT ELECTION TRANSFERS                          267,444            1,566,786
                                    -----------------------------------------------
TOTAL ADDITIONS                         2,160,675      267,444           13,759,406

DEDUCTIONS:

BENEFIT PAYMENTS                          408,652       70,755            2,932,397
EMPLOYEE LOANS                                         129,732              129,732
MEDIQ COMMON STOCK CONVERSION           7,414,014                         7,414,014
INVESTMENT ELECTION TRANSFERS             315,578                         1,566,786
                                    -----------------------------------------------
TOTAL DEDUCTIONS                        8,138,244      200,487           12,042,929
                                    -----------------------------------------------
NET ADDITIONS (DEDUCTIONS)             (5,977,569)      66,957            1,716,477
                                    -----------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1998                    $  133,424     $426,893          $19,253,521
                                       ==========     ========          ===========

                        SEE NOTES TO FINANCIAL STATEMENTS

                   MEDIQ INCORPORATED EMPLOYEES' SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      THREE MONTHS ENDED DECEMBER 31, 1997

                                                                          SUPPLEMENTAL INFORMATION BY FUND
                                      ------------------------------------------------------------------------------------------
                                        SAVINGS        EQUITY       BALANCED   FIXED INCOME   INDEX    INTERNATIONAL   STOCK
                                          FUND          FUND          FUND         FUND        FUND         FUND        FUND
                                      -----------   -----------   -----------   ----------  ---------  ------------- ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  OCTOBER 1, 1997                      $1,219,310    $6,750,763    $2,702,201    $324,680    $286,960     $86,407    $4,548,968

ADDITIONS:
CONTRIBUTIONS:
 EMPLOYEE CONTRIBUTIONS                    19,914       124,286        56,672       8,508      31,459      10,402        24,739
 EMPLOYEE ROLLOVER PAYMENTS                   365        18,788        18,091       2,499       9,968       6,879         9,563
 EMPLOYER CONTRIBUTIONS                                                                                                  60,500
 EMPLOYEE LOAN PAYMENTS                     4,685        20,016         8,820       1,320       3,695         164         5,203
INVESTMENT INCOME                          16,224                                   5,582
NET APPRECIATION/(DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS                         (229,033)       76,843       1,874      11,565      (8,239)    1,434,645
INVESTMENT ELECTION TRANSFERS                                                                  83,635       1,532       166,841
                                       ----------------------------------------------------------------------------------------
TOTAL ADDITIONS                            41,188       (65,943)      160,426      19,783     140,322      10,738     1,701,491

DEDUCTIONS:

 BENEFIT PAYMENTS                          29,081       161,654        62,276       8,570       2,515         506       106,676
 EMPLOYEE LOANS
 INVESTMENT ELECTION TRANSFERS             15,924       210,455       104,116       8,623       7,000                    32,790
                                       ----------------------------------------------------------------------------------------

TOTAL DEDUCTIONS                           45,005       372,109       166,392      17,193       9,515         506       139,466
                                       ----------------------------------------------------------------------------------------

NET ADDITIONS (DEDUCTIONS)                 (3,817)     (438,052)       (5,966)      2,590     130,807      10,232     1,562,025
                                       ----------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1997                    $1,215,493    $6,312,711    $2,696,235    $327,270    $417,767     $96,639    $6,110,993
                                       ==========    ==========    ==========    ========    ========     =======    ==========

                           SUPPLEMENTAL INFORMATION BY FUND
                           --------------------------------
                                         LOAN
                                         FUND                          TOTAL
                                      ---------                    -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  OCTOBER 1, 1997                      $290,461                    $16,209,750

ADDITIONS:
CONTRIBUTIONS:
 EMPLOYEE CONTRIBUTIONS                                                275,980
 EMPLOYEE ROLLOVER PAYMENTS                                             66,153
 EMPLOYER CONTRIBUTIONS                                                 60,500
 EMPLOYEE LOAN PAYMENTS                                                 43,903
INVESTMENT INCOME                                                       21,806
NET APPRECIATION/(DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS                                       1,287,655
INVESTMENT ELECTION TRANSFERS           126,900                        378,908
                                     ------------                -------------
TOTAL ADDITIONS                         126,900                      2,134,905

DEDUCTIONS:

 BENEFIT PAYMENTS                        20,146                        391,424
 EMPLOYEE LOANS                          37,279                         37,279
 INVESTMENT ELECTION TRANSFERS                                         378,908
                                     ------------                -------------
TOTAL DEDUCTIONS                         57,425                        807,611
                                     ------------                -------------
NET ADDITIONS (DEDUCTIONS)               69,475                      1,327,294
                                     ------------                -------------
NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1997                    $359,936                    $17,537,044
                                       ========                    ===========

                        SEE NOTES TO FINANCIAL STATEMENTS

                   MEDIQ INCORPORATED EMPLOYEES' SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         YEAR ENDED SEPTEMBER 30, 1997

                                                                     SUPPLEMENTAL INFORMATION BY FUND
                                      ------------------------------------------------------------------------------------------
                                        SAVINGS        EQUITY      BALANCED    FIXED INCOME   INDEX    INTERNATIONAL    STOCK
                                          FUND          FUND         FUND          FUND        FUND        FUND          FUND
                                       ----------   -----------   -----------  ------------  -------   -------------  ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  OCTOBER 1, 1996                      $1,318,526    $5,854,335    $2,356,238    $362,777    $     0      $     0     $3,460,141

ADDITIONS:

CONTRIBUTIONS:
 EMPLOYEE CONTRIBUTIONS                   108,673       583,571       306,569      46,895     55,597       21,801         91,592
 EMPLOYEE ROLLOVER PAYMENTS                12,617        40,227        22,932         233     21,489        2,540         30,737
 EMPLOYER CONTRIBUTIONS                                                                                                  277,660
 EMPLOYEE LOAN PAYMENTS                    26,518       104,762        34,923       6,251      8,383        1,369         20,272
INVESTMENT INCOME                          66,710           275         1,582      24,290                                     53
NET APPRECIATION/(DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS                        2,134,547       614,181       8,835     15,592          898      1,438,239
INVESTMENT ELECTION TRANSFERS              13,500                                            198,199       61,178         93,465
                                       -----------------------------------------------------------------------------------------
TOTAL ADDITIONS                           228,018     2,863,382       980,187      86,504    299,260       87,786      1,952,018

DEDUCTIONS:

 BENEFIT PAYMENTS                         274,698     1,668,331       447,057      68,910        845          183        825,758
 EMPLOYEE LOANS
 INVESTMENT ELECTION TRANSFERS             52,536       298,623       187,167      55,691     11,455        1,196         37,433
                                       -----------------------------------------------------------------------------------------
TOTAL DEDUCTIONS                          327,234     1,966,954       634,224     124,601     12,300        1,379        863,191
                                       -----------------------------------------------------------------------------------------
NET ADDITIONS (DEDUCTIONS)                (99,216)      896,428       345,963     (38,097)   286,960       86,407      1,088,827
                                       -----------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS,
  SEPTEMBER 30, 1997                   $1,219,310    $6,750,763    $2,702,201    $324,680   $286,960      $86,407     $4,548,968
                                       ==========    ==========    ==========    ========   ========      =======     ==========

                            SUPPLEMENTAL INFORMATION BY FUND
                            --------------------------------
                                           LOAN
                                           FUND                       TOTAL
                                         --------                  -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  OCTOBER 1, 1996                        $277,724                  $13,629,741

ADDITIONS:

CONTRIBUTIONS:
 EMPLOYEE CONTRIBUTIONS                                              1,214,698
 EMPLOYEE ROLLOVER PAYMENTS                                            130,775
 EMPLOYER CONTRIBUTIONS                                                277,660
 EMPLOYEE LOAN PAYMENTS                                                202,478
INVESTMENT INCOME                                                       92,910
NET APPRECIATION/(DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS                                       4,212,292
INVESTMENT ELECTION TRANSFERS             277,759                      644,101
                                      -------------              -------------
TOTAL ADDITIONS                           277,759                    6,774,914

DEDUCTIONS:

 BENEFIT PAYMENTS                          87,843                    3,373,625
 EMPLOYEE LOANS                           177,179                      177,179
 INVESTMENT ELECTION TRANSFERS                                         644,101
                                      -------------              -------------
TOTAL DEDUCTIONS                          265,022                    4,194,905
                                      -------------              -------------
NET ADDITIONS (DEDUCTIONS)                 12,737                    2,580,009
                                      -------------              -------------
NET ASSETS AVAILABLE FOR BENEFITS,
  SEPTEMBER 30, 1997                     $290,461                  $16,209,750
                                         ========                  ===========

                        SEE NOTES TO FINANCIAL STATEMENTS

                   MEDIQ INCORPORATED EMPLOYEES' SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1998
                      THREE MONTHS ENDED DECEMBER 31, 1997
                         YEAR ENDED SEPTEMBER 30, 1997


A.   Significant Accounting Policies

     The financial statements of the MEDIQ Incorporated Employees' Savings Plan (the "Plan") are presented on the accrual basis of accounting. Investments are stated at their fair value. Fair value of investments is based on quoted market prices as of the last trading day of the Plan year. Dividends and interest are recorded when earned. Employee and employer contributions are recorded in the period to which they are applicable. Benefit payments are recorded when paid. Brokerage commissions and other expenses incurred in connection with the purchase or sale of securities, are charged directly to the Plan. All other costs and expenses of the Plan are paid for by MEDIQ Incorporated ("MEDIQ" or the "Company"). Should the Company elect not to pay administrative expenses, such expenses will be paid by the Plan.

     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles necessarily requires Plan management to make estimates and assumptions. These estimates and assumptions, which may differ from actual results, will affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Plan's financial statements, as well as the reported amounts of changes in net assets available for benefits during the period.

B.   Plan Description

     The following is not intended to be a complete description of the Plan. Plan participants should refer to the Plan documents for a complete description of the Plan. The original effective date of the Plan was October 1, 1983. The Plan was amended in its entirety effective as of January 1, 1997. The Company adopted the Vanguard Fiduciary Trust Company Prototype Non-Standardized Safe Harbor Profit Sharing Plan with CODA ("Vanguard Prototype 401(k) Savings Plan") and appointed Vanguard Fiduciary Trust Company as trustee and recordkeeper of the Plan. Employees are eligible to join the Plan upon completion of twelve months employment during which they have worked a minimum of 1,000 hours and are age 21 or older. Participants may contribute to the Plan from 1% to 18% of their salaries to be invested, as they choose, in the various funds described in Note C. If the participant is deemed a highly compensated employee, the Plan limits the contribution to 6%.

     The Plan provides that the Company will make a matching contribution equal to $.50 for each $1.00 contributed by a participant, subject to certain limitations. The Company's matching contribution is made in cash and up to May 31, 1998, was to be used to purchase shares of the common stock of the Company for the account of the participant. Effective June 1, 1998, all company matching contributions were invested according to each participant's pre-tax contribution allocation.

     A participant's accrued benefit is at all times fully vested and nonforfeitable.

     Distributions from the funds, with the exception of the stock fund, are made in cash. Distributions from the stock fund are in the form of the securities held or cash.

C.   Investment Options

     Participant contributions are invested in accordance with the written directions of the participant in one or more of the following funds:

     1. Savings Fund: The fund objective is to seek the highest level of income consistent with maintaining a stable share price. The fund invests in short-term, high-quality money market instruments issued by financial institutions, non-financial corporations, the U.S. government, and federal agencies.

     2. Equity Fund: The fund is comprised of two investment options. The first option is the Vanguard Windsor Fund whose investment objective is to seek long-term growth of capital and income by investing in stocks believed to be undervalued by the market. The second investment option is the Vanguard U.S. Growth Fund whose investment objective is to seek long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth. The Vanguard U.S. Growth Fund became available to participants on May 26, 1998.

     3. Balanced Fund: The fund objective is to hold a broad diversified portfolio of stocks and bonds to provide a combination of long-term growth and income. The fund invests approximately 65% of its assets in stocks and approximately 35% in high-quality bonds.

     4. Fixed Income Fund: The fund objective is to hold a mix of government and affiliated agency securities to provide a high and stable level of income from interest. The fund invests in mortgage-backed certificates issued by the Government National Mortgage Association ("GNMA").

     5. Index Fund: The fund is comprised of two investment funds. The first investment fund is the Vanguard 500 Index Fund. This fund objective is to provide long-term growth of capital and income from dividends; the fund holds all of the 500 stocks that make up the Standard & Poor's 500 Composite Stock Price Index in proportion to their weighting in the Index. The fund attempts to match the performance of the Index, a widely recognized benchmark of the U.S. Stock Market performance. The second investment fund is the Vanguard Growth Index Fund. This fund objective is to seek long-term growth of capital; the fund holds all of the stocks in the Standard & Poor's/BARRA Growth Index. The Vanguard Growth Index Fund became available to participants on May 26, 1998.

     6. International Fund: The fund objective is to provide long-term growth of capital. The fund invests in stocks of high quality seasoned companies based outside the United States. The fund invests approximately 60% to 70% of its assets in companies with sustainable competitive advantages and strong prospects for long-term growth.

     7. Stock Fund: The assets of the stock fund, including earnings thereon, are invested in the Company's Series A preferred stock. The shares are a result of the company merger that was completed May 29, 1998. No additional shares will be purchased by the Plan. A brokerage firm in the normal course of business, sells such stock to meet distribution requirements of the Plan. Also included in the stock fund is a small portion invested in short term reserves to help accommodate daily transactions.

     Pursuant to the Plan, the selection of investment options is the sole responsibility of each participant. Neither the trustees nor the Company have any responsibility to select investment options or to advise participants in selecting their investment options. Subject to applicable provisions of law, each participant assumes all risks connected with any decrease in the market value of any securities in these funds, and distributions from such funds are the sole source of payments made to participants under the Plan.

     As a result of the Merger on May 29, 1998, between MEDIQ and MQ Acquisition Company (See Note L), the MEDIQ Common Stock Fund was eliminated. The cash proceeds for each share of MEDIQ Common Stock were reallocated to the participants' other investment options based on their investment allocation elections in effect as of June 4, 1998. The results of this transaction are reflected in the 1998 Statement of Changes in Net Assets Available for Benefits under the line item "MEDIQ Common Stock Conversion".

D.   Investments

     As of December 31, 1998 the Savings Fund, Equity Fund, Balanced Fund, Fixed Income Fund and the Index Fund, individually represent 5% or more of net assets available for benefits. As of December 31, 1997 the Savings Fund, Equity Fund, Balanced Fund and the Common Stock Fund, individually represent 5% or more of net assets available for benefits.

     The fair value of the investments of the Plan are as follows:

                                       December 31, 1998      December 31, 1997
                                       -----------------      -----------------
     Savings Fund                         $ 2,835,997            $ 1,211,244
     Equity Fund                            7,996,425              6,288,441
     Balanced Fund                          4,036,157              2,685,203
     Fixed Income Fund                      1,028,846                325,648
     Index Fund                             2,434,067                411,316
     International Fund                       289,071                 94,548
     Stock Fund:
       Series A Preferred - MEDIQ             133,424                      0
       Common Stock - MEDIQ                         0              6,066,073
                                          -----------            -----------
                                          $18,753,987            $17,082,473
                                          ===========            ===========

     The Savings Fund investment is comprised of 2,835,997 shares of Vanguard's Prime Money Market Fund, with a fair value of $1.00 per share at December 31, 1998 and 1,211,244 shares at $1.00 per share at December 31, 1997.

     The Equity Fund investment is comprised of 457,081 shares of Vanguard's Windsor Fund and 23,464 shares of Vanguard's U.S. Growth Fund, with a fair value of $15.57 and $37.49 per share, respectively, at December 31, 1998 and 370,344 shares of Vanguard's Windsor Fund at $16.98 per share at December 31, 1997.

     The Balanced Fund investment is comprised of 137,518 shares of Vanguard's Wellington Fund, with a fair value of $29.35 per share at December 31, 1998 and 91,178 shares at $29.45 per share at December 31, 1997.

     The Fixed Income Fund investment is comprised of 98,454 shares of Vanguard's GNMA Fund, with a fair value of $10.45 per share at December 31, 1998 and 31,222 shares at $10.43 per share at December 31, 1997.

     The Index Fund investment is comprised of 17,006 shares of Vanguard's 500 Index Fund and 15,668 shares of Vanguard's Growth Index Fund with a fair value of $113.95 and $31.67 per share, respectively, at December 31, 1998 and 4,567 shares of Vanguard's 500 Index Fund at $90.07 per share at December 31, 1997.

     The International Fund investment is comprised of 15,401 shares of Vanguard's International Growth portfolio, with a fair value of $18.77 per share at December 31, 1998 and 5,769 shares at $16.39 per share at December 31, 1997.

     The Stock Fund investment is comprised of 33,356 shares of the Company's Series A preferred stock, with a fair value of $4.00 at December 31, 1998 and 545,265 shares of the Company's common stock, with a fair value of $11.125 per share at December 31, 1997.

     Investment income is accrued as earned. The net appreciation or depreciation in fair value of investments represents the change in the fair value during the periods as a result of reinvested dividends or appreciation or depreciation in the underlying securities in the various funds except to the extent of gains or losses realized on investments sold during the year.

E.   Loans

     A participant may be granted a loan at the discretion of the Plan Administrator in accordance with the Plan document and current IRS regulations. Loans shall be repaid in equal installments of principal and interest over a period and at rates designated by the Plan.

F.   Withdrawals

     Participants are limited to two withdrawals per Plan year with respect to amounts attributable to basic contributions. In order to obtain a hardship withdrawal, a participant must exhaust the possibility of all other distributions (other than hardship withdrawals) under the Plan. Upon receiving a hardship distribution, a participant is suspended from making contributions to the Plan for one year.

G.   Administration of the Plan

     The Plan is administered by Jay M. Kaplan, Senior Vice President and Chief Financial Officer of MEDIQ, the Plan Administrator, who has fiduciary responsibility for the general operations of the Plan and may interpret provisions of the Plan. The Plan Administrator does not have any responsibilities with respect to the investment of Plan assets.

     The Plan's trustees are appointed by the Board of Directors of the Company for the current year and may resign or be removed at any time. The Company indemnifies such trustees to the extent determined by its Board of Directors. Effective January 1, 1997 the Board of Directors of the Company appointed Vanguard Fiduciary Trust Company as Trustee for the Plan.

     Under the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), each of the above individuals is a "party-in-interest".

     Although the Company expects to continue the Plan, the right to amend or terminate the Plan is reserved. In the event of Plan termination, the net assets of the Plan would be allocated as required by ERISA, as amended.

H.   Federal Tax Considerations

     The Plan Administrator received a determination letter dated February 22, 1996 from the Internal Revenue Service ("IRS") that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan has since been amended through the adoption of the "Vanguard Prototype 401(k) Savings Plan". The Plan Administrator believes that the Plan is in compliance with the applicable requirements of the Code, and that the Plan's related trust is exempt from federal income tax under the provisions of Section 501(a) of the Code. As a result, employer matching contributions and employee contributions, as well as earnings on all Plan assets, are generally not subject to federal income tax until distributed from the Plan.

     The Plan has met the nondiscrimination requirements of Section 401(k) and 401(m) of the Code for the year ended December 31, 1998

I.   Acquisitions

     On May 29, 1998 the Company purchased specified assets and rights from CH Industries, Inc. MEDIQ retained 161 employees from CH Industries. These employees were treated as new hires with the Company and were subject to the one-year wait for eligibility. The employees were eligible to rollover their 401k funds on an individual basis. Nineteen former CH Industries employees elected to rollover $307,806 into the Plan during the plan year.

     On June 26, 1998 the Company acquired certain assets of National Patient Care Systems, Inc. ("NPC"). MEDIQ retained 38 employees from NPC. These employees were treated as new hires with the Company and were subject to the one-year wait for eligibility. The employees were eligible to rollover their 401k funds on an individual basis. Sixteen former NPC employees elected to rollover $216,616 into the Plan during the plan year.

J.   Divestitures - Special Distributions

     In November 1996, the Company sold substantially all of the assets of MEDIQ Mobile X-Ray Services, Inc. ("Mobile X-Ray"), a wholly-owned subsidiary of the Company. This transaction resulted in a total distribution of $1,217,711 from the Plan to 96 employees during fiscal year 1997.

K.   Change In Plan Year

     On September 30, 1997 the Board of Directors of MEDIQ approved the change of the Plan Trust Year from fiscal year, September 30th, to calendar year, December 31st effective October 1, 1997.

L.   Ownership Change

     On May 29, 1998, the Company announced that, pursuant to the terms of a definitive agreement and plan of merger (the "Merger Agreement"), MQ Acquisition Corporation ("Acquirer"), a Delaware corporation formed by Bruckmann, Rosser, Sherrill & Co., L.P., has entered into a transaction with the Company whereby Acquirer merged with and into the Company (the "Merger"), with the Company being the Surviving Corporation in the Merger (the "Surviving Corporation"). In the Merger, holders of the Company's outstanding Common Stock and Preferred Stock are entitled to receive, in exchange for each outstanding share of Common Stock or Preferred Stock, $13.75 in cash, without interest, and 0.075 of a share of a newly created Series A 13% Cumulative Compounding Preferred Stock, par value $.01 per share (the "13% Senior Preferred Stock") of the Surviving Corporation. The 13% Senior Preferred Stock has a liquidation preference of $10.00 per share.

MEDIQ INCORPORATED EMPLOYEES' SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                         Current
Fund            Identity of Issue                        Shares          Cost(1)          Value
----            -----------------                       ---------      -----------      ----------
Savings         Vanguard Money Market Fund              2,835,997      $ 2,835,997      $2,835,997

Equity          Vanguard Windsor Fund                     457,081        7,842,602       7,116,756
                Vanguard U.S. Growth Fund                  23,464          812,043         879,669

Balanced        Vanguard Wellington Fund                  137,518        3,956,895       4,036,157

Fixed Income    Vanguard GNMA Fund                         98,454        1,023,175       1,028,846

Index           Vanguard 500 Index Fund                    17,006        1,701,550       1,937,865
                Vanguard Index Growth Fund                 15,668          436,958         496,202

International   Vanguard International Growth Fund         15,401          283,580         289,071

Stock           MEDIQ Series A Preferred Fund *            33,356          329,172         133,424

Loan            Participant Loans (bearing interest at
                   7.4%-12.5%, maturity ranging from
                   1 year to 30 years)                                           0         426,893
                                                                       -----------     -----------
TOTAL INVESTMENTS                                                      $19,221,972     $19,180,880
                                                                       ===========     ===========

----------
(1) The cost basis for the Equity Windsor Fund, Balanced Fund, and Fixed Income Fund were restated based on the market value as of January 1, 1997. The Company appointed Vanguard Fiduciary Trust Company as trustee and recordkeeper effective January 1, 1997. This change also allowed the Company to provide daily valuation to participants. Due to this conversion, the funds of the Equity (Windsor), Balanced, and Fixed Income funds were transferred to participants' individual accounts.

*Indicates party-in-interest to the Plan.

                   MEDIQ INCORPORATED EMPLOYEE'S SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

Individual Transactions involving an amount in excess of 5% of beginning plan asset value:

 Identity of                                Cost of         Number of      Proceeds       Net Gain
Party Involved      Identity of Issue        Assets           Shares      from Sales       (Loss)
--------------      -----------------      ----------       ---------     ----------     ----------
Vanguard            MEDIQ Common*          $5,589,193         328,283     $7,414,014     $1,824,820

Vanguard            Money Market Fund      $1,678,463       1,678,463

Vanguard            Wellington Fund        $1,457,464          46,035

Vanguard            Windsor Fund           $2,755,746         146,426

----------
* Indicates party-in-interest to the Plan

                   MEDIQ INCORPORATED EMPLOYEE'S SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

Series of Transactions involving an amount in excess of 5% of beginning plan asset value:


 Identity of                               Cost of        Number of        Proceeds       Number       Net Gain
Party Involved    Identity of Issue        Assets         Purchases       from Sales      of Sale       (Loss)
--------------    -----------------       ----------      ---------       ----------      -------     ----------
Vanguard          Mediq Common*           $6,441,115                      $8,237,664         35       $1,796,549

Vanguard          Wellington Fund         $1,016,507                      $1,104,793         84       $   88,286

Vanguard          Wellington Fund         $2,540,433          75

Vanguard          Windsor Fund            $2,812,820                      $2,803,441        105       $   (9,379)

Vanguard          Windsor Fund            $4,413,113          71

Vanguard          Money Market Fund       $1,963,037                      $1,963,037         89       $        0

Vanguard          Money Market Fund       $3,587,790         115

Vanguard          GNMA Fund               $1,236,133          94

Vanguard          500 Index Fund          $1,906,038                      $1,942,156         62       $   36,118

Vanguard          500 Index Fund          $3,215,828          99

Vanguard          U.S. Growth Fund        $  909,703          49

----------
* Indicates party-in-interest to the Plan.

                                   SIGNATURES


The Registrant. Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         MEDIQ Incorporated
                                            (Registrant)


Date: June 28, 1999                      By: /s/ Jay M. Kaplan
                                             -----------------------------------
                                             Jay M. Kaplan
                                             Senior Vice President - Finance and
                                             Chief Financial Officer


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused the annual report included in this filing to be signed on their behalf by the undersigned, hereunto duly authorized.

                                         MEDIQ Incorporated
                                         Employees' Savings Plan
                                                 (Plan)


Date: June 28, 1999                      By: /s/ Jay M. Kaplan
                                             -----------------------------------
                                             Jay M. Kaplan
                                             Senior Vice President - Finance and
                                             Chief Financial Officer, MEDIQ
                                             Incorporated, Administrator of the
                                             Plan

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Amendment No. 1 to Registration Statement No. 33-16802 of MEDIQ Incorporated on Form S-8 of our report on the financial statements of the MEDIQ Incorporated Employees' Savings Plan dated May 28, 1999, appearing in the annual report on Form 11-K of MEDIQ Incorporated Employees' Savings Plan for the plan year ended December 31, 1998.


DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 28, 1999